Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 2656-8016
brad.miller@gigamedia.com.tw
GigaMedia Signs Top EA MMORPG
Warhammer® Online: Age of Reckoning™
Adds to Company’s leading portfolio
and massive pan-Asian platform
HONG KONG, January 31, 2008 — GigaMedia (NASDAQ: GIGM) announced today it has secured an exclusive license from Electronic Arts to offer and operate the highly anticipated game Warhammer® Online: Age of Reckoning™ in Taiwan, Hong Kong and Macau.
Warhammer Online is a ground-breaking new massively multiplayer online role-playing game (“MMORPG”) set in a fantasy world of war and constant combat. Based on Games Workshop’s 25-year tabletop fantasy war game series Warhammer, Warhammer Online creates a rich and immersive virtual world for hundreds of thousands of players to experience the epic nature of war and the glory of battle.
Created by the acclaimed studio EA Mythic, developers of the hit title Dark Age of Camelot™, Warhammer Online is one of the most highly anticipated games of 2008 according to numerous industry publications. Over 500,000 gamers have registered for its closed beta test, one of the most successful closed betas for any MMORPG ever.
“We are very excited to work with EA to bring such a blockbuster title to Asia,” stated GigaMedia President Thomas Hui. “We expect Warhammer Online’s Realm vs Realm™ combat and Public Quests™ to be enormously popular with hard-core gamers.”
“We are thrilled to bring Warhammer Online to Asia and further strengthen our collaboration with GigaMedia as a strategic partner — bringing the hottest digital entertainment to millions,” stated EA Asia President Jon Niermann. “We are confident that, together with GigaMedia, Warhammer Online will be a tremendous success.”

Warhammer Online thrusts players into a grim world of perpetual conflict to fight for the Realms of Order (Dwarfs, High Elves, and Empire) or Destruction (Greenskins, Dark Elves, and Chaos). Next-generation Realm vs. Realm game play ensures that players are never fighting alone. With an army of allies at their back, players will defend their homeland, invade enemy realms, and ultimately lead the siege of their enemy’s capital city. Every aspect of the game — every player, every quest, every encounter, and every battle — can turn the tide of the ongoing war and mean victory for a player’s realm!
In Warhammer Online, for the first time ever, players can engage in Public Quests — multi-stage, communal quests to be completed by allied players fighting together against overwhelming odds. They can also embark on an epic quest to complete the Tome of Knowledge and unlock Warhammer lore, detailed monster information, new abilities, rewards, and major story plotlines. Drawing from a quarter century of highly detailed source material, Warhammer Online: Age of Reckoning will bring Games Workshop’s fantasy world to life in a way that will allow players to create characters destined for great deeds on the field of battle.
To learn more about the game, please visit www.warhammeronline.com.
Warhammer Online is expected to launch in the second half of 2008.
About GigaMedia
GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. GigaMedia develops and licenses software for online gaming. GigaMedia also operates online games businesses including FunTown, a leading Asian casual games portal and the world’s largest online MahJong game site in terms of revenue, and T2CN, a leading online casual sports game operator in China. More information on GigaMedia can be obtained from www.gigamedia.com.tw.
About Electronic Arts
Electronic Arts Inc. (EA), headquartered in Redwood City, California, is the world’s leading interactive entertainment software company. Founded in 1982, the company develops, publishes, and distributes interactive software worldwide for video game systems, personal computers, cellular handsets and the Internet. Electronic Arts markets its products under four brand names: EA SPORTSTM, EATM, EA SPORTS BIGTM and POGOTM. In fiscal 2007, EA posted revenue of $3.09 billion and had 24 titles that sold more than one million copies. EA’s homepage and online game site is www.ea.com. More information about EA’s products and full text of press releases can be found on the Internet at http://info.ea.com.
EA, EA SPORTS, EA SPORTS BIG, POGO, Dark Age of Camelot, Public Quest, and Realm vs. Realm are trademarks or registered trademarks of Electronic Arts Inc. in the U.S. and/or other countries.
Games Workshop, Warhammer, Warhammer Online, Age of Reckoning, and all associated marks, names, races, race insignia, characters, vehicles, locations, units, illustrations and images from the Warhammer world are either ®, ™ and/or © Games Workshop Ltd 2000-2008.
The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the Company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2007.
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